Exhibit 99.1

News Release

For Immediate Release

Stantec to become one of the world’s leading architecture practices through planned merger with Burt Hill

PHILADELPHIA, PA; EDMONTON, AB (September 9, 2010) NYSE, TSX:STN

Stantec is taking a giant leap forward with its plan to become one of the world’s leading architecture practices through a signed letter of intent for Pennsylvania-headquartered firm Burt Hill Inc. to join Stantec. Burt Hill is an international architecture and engineering firm with over 600 employees in 13 offices, including three offices overseas. The firm’s clients represent nearly every facet of the economy, including health care institutions, colleges and universities, K-12 schools, technology and biotechnology companies, government bodies, multinational corporations, real estate developers, and nonprofit organizations. Stantec also recently announced its plans to acquire Anshen + Allen, a San Francisco-based architecture firm with more than 200 employees and expertise in health care design.

“The combination of Stantec, Burt Hill, and Anshen + Allen will create a new global architecture practice with world-class expertise in our key market sectors, particularly health care, education, and science and technology,” says Bob Gomes, Stantec president and chief executive officer. “The addition of Burt Hill will bring to Stantec a wealth of experience in the markets we’ve targeted and give us a much stronger building design presence in the eastern United States to complement the practice we’re developing on the West Coast with Anshen + Allen.”

Founded 74 years ago, Burt Hill has been recognized as a national leader in the design of higher education facilities and is in the top 10 nationally in health care facility design. Among its projects are the University of Rhode Island Ocean Science and Exploration Center, Doherty Hall at Carnegie Mellon University, the Harrisburg University Academic Center, the University of Wisconsin’s student center, the Dorrance H. Hamilton Building at Thomas Jefferson University, the corporate headquarters for JSW Steel Ltd., multiple projects at the University of Pittsburgh Medical Center and with the University of Pennsylvania Health System, and Al Mafraq Hospital. The firm has offices in Boston, Massachusetts; Phoenix, Arizona; Butler, State College, and Philadelphia, Pennsylvania; Charlotte, North Carolina; Cleveland and Columbus, Ohio; Miami, Florida; and Washington, D.C. The company’s overseas operations are located in Abu Dhabi and Dubai, United Arab Emirates, and Ahmedabad, India.

“Our decision to join Stantec was based on the benefit that our clients, and those of Stantec, will receive through our combined ability to provide an unparalleled range of resources, expertise, services, and geographic reach. It will also provide more growth opportunities for our staff,” says Peter Moriarty, Burt Hill president and chief executive officer, who will continue with Stantec in a leadership role. “We will have created, together, one of the largest and best architecture and engineering firms in the world. In addition, Burt Hill’s presence in the eastern United States and overseas will extend Stantec’s geographic presence with complementary market sector expertise.”

Stantec’s vision is to become and remain a top 10 global design firm. The Company has announced plans to acquire nine firms this year, strengthening nearly every practice and market in which it operates in North America.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations (604) 696-8338 simon.stelfox@stantec.com	Burt Hill Contact J. Rossi Burt Hill (215) 751-2967 j.rossi@burthill.com
One Team. Infinite Solutions.